News Release

TALISMAN ENERGY

Talisman Energy announces financial settlement on Yme project

CALGARY, Alberta, March 12, 2013 - Talisman Energy Norge AS (Talisman), (TSX:TLM) (NYSE:TLM) on behalf of its joint venture partners, has reached an agreement with SBM Offshore to terminate the YME MOPUstor™ project, including scrapping the existing above-surface structure, and ending all joint activity for an agreed cost.

"This is a good settlement for Talisman, the Yme partners and Norway," said Paul Warwick, Executive Vice-President, Europe-Atlantic. "This arrangement should allow the partners to move forward to examine options for the Yme field, without incurring significant additional costs related to the existing topsides. Recent analysis has concluded that a new topsides solution is needed in order to develop the Yme field. Our first priority will be to remove the existing platform, safely and expeditiously."

Following an extended period of operational and execution delays, the decision has been taken to have Talisman remove the MOPU (Mobile Offshore Production Unit), which will subsequently be scrapped by SBM Offshore, the unit's owner. Ownership of the in situ subsea structure will be transferred from SBM Offshore to the Yme license holders, as they assess alternative development concepts for the field.

Subject to an upfront settlement payment of US$470 million made by SBM Offshore, Talisman will complete the work necessary to ensure safe re-manning and will then remove the MOPU from the Yme field. SBM Offshore will manage the transportation and ultimate scrapping of the facility.

All parties will terminate the existing agreements and arbitration procedures with respect to the Yme project.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at (www.talisman-energy.com)

For further information, please contact:

Media and General Inquiries:

Phoebe Buckland
Manager, External Communications
Phone: 403-237-1657 Fax: 403-237-1210
Email: tlm@talisman-energy.com

Shareholder and Investor Inquiries:

Lyle McLeod
Vice-President, Investor Relations
Phone: 403-767-5732 Fax: 403-237-1902
Email: tlm@talisman-energy.com

05-13

Advisories

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "FLI") within the meaning of applicable securities legislation. This FLI includes, among others, statements regarding: business priorities and plans; expected settlement payment; expected completion of the work necessary to ensure the safe remanning and removal of the MOPU; expected scrapping of the existing platform; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events. The factors or assumptions on which the FLI is based include assumptions inherent in current guidance and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the FLI are reasonable but no assurance can be given that they will prove to be correct. Undue reliance should not be placed on FLI. FLI is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in this news release. The material risk factors include, but are not limited to: risks associated with project management, project delays and/or cost overruns; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions; changes in general economic and business conditions; and the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld. The foregoing list of risk factors is not exhaustive. Additional information on these and other factors are included in Talisman's most recent AIF. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the US SEC. FLI is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update FLI should circumstances or management's estimates or opinions change, except as required by law.

Talisman Energy Norge AS (TENAS) is a subsidiary of Talisman Energy Inc. Unless the context indicates otherwise, references to "Talisman" include the direct or indirect subsidiaries of Talisman Energy Inc. Such use of "Talisman" to refer to these other legal entities does not constitute a waiver by Talisman Energy Inc. or TENAS of their separate legal status, for any purpose.